DBS

82-3172

July 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20[redacted]
U.S.A.

05010116

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the six months ended June 30, 2005.

Yours sincerely

Heng Lee Cheng
Group Secretary
(65) 6878 5311

enc.

News Release

Ref No. 24/2005

DBS

**DBS SECOND-QUARTER EARNINGS UP 28%
EXCLUDING LAST YEAR'S ONE-TIME GAINS**

***

Growth in customer loans propels interest income to highest in 14 quarters; fee income rises to quarterly record and asset mix improves

***

BOARD RAISES ORDINARY DIVIDEND TO 15 CENTS A SHARE FOR SECOND QUARTER

SINGAPORE, July 29 2005 – DBS Group Holdings (DBS) today announced net profit of $441 million for the second quarter to June 30, 2005. The result was 28% above reported earnings a year ago if one-time gains of $497 million from the DBS Thai Danu Bank merger and the divestment of DBS' stake in Wing Lung Bank are excluded. If last year's one-time gains are included, net profit was down 48%.

Compared to first quarter 2005, net profit for the second quarter rose 7%. Stronger net interest income, on the back of a growing loan book, and record fee income, compensated for lower contributions from treasury activities.

Net profit for first half 2005 amounted to $853 million, or 3% better than a year ago if one-time gains are excluded.

DBS Group Holdings Ltd
6 Shenton Way DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS Vice Chairman and CEO Jackson Tai said: "Our strategy over the last few years of changing the asset mix, growing recurring income and improving our asset quality continued to pay off. Even though our treasury and markets income declined due to a flat yield curve and low market volatility, DBS recorded the highest quarterly net interest income in 14 quarters and the highest quarterly fee income ever.

"We didn't wait for interest margins and the yield curve to come our way. Instead, DBS methodically grew the loan book and pursued higher fee income. It was more than coincidence that the higher combined contribution from our consumer and SME segments helped offset the lower returns from our treasury and markets businesses."

The second quarter's results adopted the proportionate consolidation method for accounting of joint ventures, which unlike equity accounting, recognises DBS' share of contributions from joint ventures on a line-by-line basis in the financial statements. The accounting change has been applied retrospectively and has no impact on net earnings.

Strong loan growth boosts interest income

Net interest income in the second quarter was the highest in 14 quarters, totalling $695 million, 4% higher than the previous quarter and 5% higher than a year ago.

Customer loans rose 11% quarter-on-quarter and 21% from a year ago to $78.7 billion. The growth was driven by corporate and SME loans in Singapore, Hong Kong and the region, and mortgage loans in Singapore and Hong Kong. The strong loan growth lifted the loan-to-deposit ratio to 68% from 61% in March 2005 and 60% a year ago. Customer deposits were unchanged from the previous quarter at $115.9 billion.

With a better mix of higher return assets, interest margins rose two basis points from the previous quarter to 1.80%. Rising rates for corporate loans and higher Hong Kong prime

DBS Group Holdings Ltd
6 Shenton Way DBS Building
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

rates boosted customer loan yields, and yields on interbank loans and securities also increased. Higher cost of funds partially offset the impact of improved asset yields.

For first half 2005, net interest income rose 5% from a year ago to $1.37 billion.

Fee income sets quarterly record on higher business activity

Fee income set a quarterly record of $290 million, which reflected a broad-based increase in business volumes. The amount was 15% higher than the previous quarter and 18% above a year ago. Higher fee income was achieved despite the lower contribution from stockbroking business. Compared to both periods, DBS achieved double-digit growth in fees for investment banking, loan syndication, trade and remittances, credit cards and fund management.

Fees from sales of unit trusts and bancassurance totalled $37 million, similar to the previous quarter and 54% higher than a year ago. Total sales of all wealth management products, comprising unit trusts, bancassurance and structured deposits, amounted to $1.86 billion, down 10% from the previous quarter and 11% from a year ago.

Net gain on treasury activities fell 76% to $27 million from the first quarter and 73% from the year before as market conditions, exacerbated by a flat yield curve, remained difficult. As a result, total non-interest income fell 3% (excluding one-time gains in second quarter 2004) against both comparative periods to $397 million.

For the first half 2005, fee income rose 3% to $543 million compared to first half 2004. Higher revenues from annuity fee businesses were largely offset by a 27% fall in stockbroking income. Lower treasury contributions resulted in a 23% drop (excluding one-time gains in first half 2004) in total non-interest income to $805 million.

DBS Group Holdings Ltd
6 Shenton Way DBS Building
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Operating costs decline from previous quarter

Operating costs fell 2% from the previous quarter to $500 million. Compared to a year ago, operating expenses were stable as wage cost increases were offset by lower non-staff expenses. This quarter's cost-income ratio of 45.8% was better than the previous quarter and a year ago (excluding one-time gains in second quarter 2004).

For first half 2005, operating expenses were unchanged from a year ago at $1.01 billion.

Asset quality further enhanced as non-performing assets fall

DBS' asset quality, already among the best in the region, strengthened further during the quarter. Leaving aside an expanded loan base, non-performing assets (including debt securities and contingent liabilities) of $1.90 billion was 2% lower than the quantum for March 2005 and 13% from that a year ago. The non-performing loan rate eased to 2.2% from 2.4% in March 2005 and 3.0% a year ago.

During the quarter, DBS set aside $51 million of specific provisions for loans, equal to 27 basis points of average loans. Specific provisions for the first half 2005 were $95 million or 25 basis points of average loans, as compared to 17 basis points in first half 2004.

Total cumulative specific and general provisions reached a record 94% coverage of non-performing assets in June 2005, compared to the 90% coverage in March 2005 and 83% a year ago.

As a result of strong customer loan growth this quarter, the capital adequacy ratio was lower at 14.7%, compared to 15.3% in March 2005. The tier-1 ratio was 10.6%. Both ratios were still comfortably above minimum regulatory requirements.

DBS Group Holdings Ltd
6 Shenton Way DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

The Board of Directors raised the ordinary dividend to 15 cents a share for the second quarter. Together with the 11 cents paid in the first quarter, total dividends for the first half of 2005 amounted to 26 cents a share compared to the 18 cents a share in first half 2004,

Going forward, the Board expects to sustain this level of quarterly dividend.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in Thailand, Malaysia, Indonesia, India and The Philippines. In China, the bank has branches and representative offices in Shanghai, Beijing, Guangzhou, Shenzhen, Fuzhou, Tianjin and Dongguan. The Bank's credit ratings are one of the highest among banks competing in the Asia-Pacific region, and the highest among banks in Singapore. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

For more information, contact:

Catherine Ong
Group Communications
DBS Bank
Email: cathong@dbs.com
Tel: (65) 6878 3748
Fax: (65) 6222 4478
Mobile: (65) 9697 0007

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended June 30, 2005.

For the second quarter of 2005, the Directors have declared, for each DBSH non-voting convertible preference share ("CPS"), each DBSH non-voting redeemable CPS, and for each DBSH ordinary share, an interim gross dividend of 15 cents (first quarter 2005 : 11 cents ; first half 2004 : 18 cents).

The second quarter 2005 dividends will be paid less 20% Singapore income tax.

The second quarter 2005 dividends will be payable on August 26, 2005. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on August 16, 2005 to August 17, 2005, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on August 15, 2005 will be registered to determine shareholders' entitlement to the second quarter 2005 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the second quarter 2005 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

July 29, 2005
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
for the Second Quarter ended
June 30, 2005

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Contents

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
For the period							
Operating income	**1,092**	1,566	(30)	1,078	**2,170**	2,842	(24)
Operating profit before provisions and goodwill amortisation	**592**	1,072	(45)	567	**1,159**	1,832	(37)
Net profit attributable to equity holders of the parent (before goodwill amortisation)	**441**	951	(54)	412	**853**	1,543	(45)
Net profit attributable to equity holders of the parent	**441**	841	(48)	412	**853**	1,323	(36)
At period-end							
Equity attributable to equity holders of the parent	**17,040**	15,964	7	16,848	**17,040**	15,964	7
Customer loans [1/]	**78,712**	65,048	21	71,055	**78,712**	65,048	21
Customer deposits	**115,933**	108,179	7	115,931	**115,933**	108,179	7
Total assets	**183,674**	168,070	9	182,239	**183,674**	168,070	9
Per share (in $)							
Basic earnings excluding goodwill amortisation [2/]	**1.17**	1.54	(24)	1.09	**1.13**	1.73	(35)
Basic earnings [2/]	**1.17**	1.24	(6)	1.09	**1.13**	1.44	(22)
Diluted earnings [2/]	**1.12**	1.20	(7)	1.06	**1.09**	1.38	(21)
Net asset value at period-end [3/]							
(i) based on existing ordinary share capital	**11.11**	10.41	7	10.99	**11.11**	10.41	7
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**10.92**	10.25	7	10.80	**10.92**	10.25	7

Performance ratios

(%)	2nd Qtr 2005	2nd Qtr 2004	1st Qtr 2005	1st Half 2005	1st Half 2004
On a GAAP basis					
Return on assets [2/]	**0.96**	1.07	0.92	**0.95**	1.30
Return on equity [2/] [3/]	**10.42**	11.97	9.91	**10.20**	13.97
Excluding goodwill amortisation					
Return on assets [2/]	**0.96**	1.33	0.92	**0.95**	1.56
Return on equity [2/] [3/]	**10.42**	14.78	9.91	**10.20**	16.83
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**45.8**	31.5	47.4	**46.6**	35.5
As a percentage of total operating income:					
- net interest income	**63.6**	42.1	62.2	**62.9**	45.7
- non-interest income	**36.4**	57.9	37.8	**37.1**	54.3
Capital adequacy ratios (at period-end)					
- Tier 1 capital	**10.6**	11.6	10.9	**10.6**	11.6
- Total capital	**14.7**	15.6	15.3	**14.7**	15.6

Notes:
1/ After deducting cumulative provisions.
2/ Earnings per share, return on assets and return on equity for the periods are computed on an annualised basis.
3/ Minority interests are not included as equity in the computation of net asset value and return on equity.

Change in Accounting Policies

DBSH Group changed its accounting policy for investments in joint venture companies during the quarter. The accounting policy change was applied retrospectively, and the comparable financial results were restated to conform to the new policy. The change relates to the presentation of DBSH Group's share of joint venture companies' results in the Group results, and does not impact after tax profits and retained earnings. Please see Appendix VI, note 4 for details.

Financial Review

DBSH Group's net profit attributable to shareholders ("net profit") was $441 million for second quarter 2005, up 28% excluding one-time gains recognised in second quarter 2004 of $497 million from DBS Thai Danu Bank Public Company Limited ("DTDB") merger and the divestment of the Group's stake in Wing Lung Bank. Including such gains, net profit declined 48%.

Compared to first quarter 2005, net profit for second quarter 2005 improved 7% as operating income grew and operating expenses fell, offset by an increase in provisions.

- Operating income of $1.092 billion was 2% higher than second quarter 2004 (excluding one-time gains) due to a 5% increase in net interest income, offset by lower non-interest income. Compared to first quarter 2005, operating income improved marginally by 1% as the 4% increase in net interest income was offset by a 3% drop in non-interest income. Improved asset mix as well as an expanded loan base contributed primarily to the higher net interest income. Net interest margins improved 2 basis points from first quarter 2005 to 1.80%. Non-interest income fell in second quarter 2005 due to lower net gains from treasury-related activities, cushioned by the strong growth in fee and commission income. Fee income rose 18% from a year ago and 15% from the previous quarter.

- Operating expenses remained largely unchanged from both comparative quarters. The marginally higher expenses compared to the same quarter last year was due to wage cost increases offset by lower non-staff expenses. Compared to operating expenses incurred in the previous quarter, the 2% decline in second quarter 2005 was due to lower staff expenses.

- Cost-to-income ratio improved to 45.8% for second quarter 2005, compared to 46.2% for second quarter 2004 (excluding one-time gains from operating income) and 47.4% for first quarter 2005.

- Provision charge of $81 million for second quarter 2005 was higher than the $14 million in the corresponding period last year, which included a partial release of special general provision following the DTDB merger in second quarter 2004. Specific provisions were also higher due to lower loan recoveries in second quarter 2005. Compared to first quarter 2005, the higher provision charge in second quarter 2005 was due to provisions for specific loans and net loan growth.

Profit and Loss Account [1/]

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Net interest income	695	659	5	670	1,365	1,299	5
Non-interest income	397	907	(56)	408	805	1,543	(48)
Operating income	1,092	1,566	(30)	1,078	2,170	2,842	(24)
Operating expenses	(500)	(494)	1	(511)	(1,011)	(1,010)	0
Operating profit before provisions [2/]	592	1,072	(45)	567	1,159	1,832	(37)
Provisions	(81)	(14)	>100	(63)	(144)	(65)	>100
Operating profit [2/]	511	1,058	(52)	504	1,015	1,767	(43)
Share of profits less losses of associated companies	22	19	16	12	34	34	-
Net profit before taxation [2/]	533	1,077	(51)	516	1,049	1,801	(42)
Taxation	(79)	(113)	(30)	(91)	(170)	(232)	(27)
Net profit after taxation [2/]	454	964	(53)	425	879	1,569	(44)
Minority interests	(13)	(13)	-	(13)	(26)	(26)	-
Net profit attributable to equity holders of the parent (before goodwill amortisation)	441	951	(54)	412	853	1,543	(45)
Goodwill amortisation	-	(110)	NM	-	-	(220)	NM
Net profit attributable to equity holders of the parent	441	841	(48)	412	853	1,323	(36)

NM: Not meaningful
Notes:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4)
2/ Goodwill amortisation in 2004 are excluded from these profit numbers to allow better comparability with second quarter 2005 and first half 2005
3/ Excluding one-time gains of $497 million, the following profit and loss items would have been:

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Non-interest income	397	410	(3)	408	805	1,046	(23)
Operating income	1,092	1,069	2	1,078	2,170	2,345	(7)
Net profit attributable to equity shareholders of the parent (before goodwill amortisation)	441	454	(3)	412	853	1,046	(18)
Goodwill amortisation	-	(110)	NM	-	-	(220)	NM
Net profit attributable to equity shareholders of the parent	441	344	28	412	853	826	3

For Hong Kong Country Results, please refer to Appendix VII.

Net Interest Income and Net Interest Margin

Table 1
Group Net Interest Income and Net Interest Margin [1/]

In $ millions	2nd Qtr 2005 Average balance	2nd Qtr 2005 Interest	2nd Qtr 2005 Average rate (%)	2nd Qtr 2004 Average balance	2nd Qtr 2004 Interest	2nd Qtr 2004 Average rate (%)	1st Qtr 2005 Average balance	1st Qtr 2005 Interest	1st Qtr 2005 Average rate (%)
Customer loans and advances	**74,336**	**724**	**3.91**	67,107	576	3.45	70,876	616	3.52
Interbank items	**30,806**	**169**	**2.20**	32,906	100	1.22	35,554	181	2.06
Securities [2/]	**49,483**	**425**	**3.45**	46,292	330	2.87	46,602	380	3.31
Total interest bearing assets	**154,625**	**1,318**	**3.42**	146,305	1,006	2.77	153,032	1,177	3.12
Deposits	**116,310**	**335**	**1.16**	111,529	172	0.62	114,953	264	0.93
Others	**33,312**	**288**	**3.47**	30,787	175	2.29	33,273	243	2.96
Total interest bearing liabilities	**149,622**	**623**	**1.67**	142,316	347	0.98	148,226	507	1.39
Net interest income/margin		**695**	**1.80**		659	1.81		670	1.78

In $ millions	1st Half 2005 Average balance	1st Half 2005 Interest	1st Half 2005 Average rate (%)	1st Half 2004 Average balance	1st Half 2004 Interest	1st Half 2004 Average rate (%)
Customer loans and advances	**72,828**	**1,340**	**3.71**	66,513	1,145	3.46
Interbank items	**32,829**	**350**	**2.15**	32,936	189	1.16
Securities [3/]	**48,066**	**805**	**3.38**	44,329	632	2.87
Total interest bearing assets	**153,723**	**2,495**	**3.27**	143,778	1,966	2.75
Deposits	**115,589**	**599**	**1.05**	111,146	338	0.61
Others	**33,209**	**531**	**3.22**	28,997	329	2.28
Total interest bearing liabilities	**148,798**	**1,130**	**1.53**	140,143	667	0.96
Net interest income/margin		**1,365**	**1.79**		1,299	1.81

Notes:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.
2/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Exhibit 1
Group Net Interest Income and Net Interest Margin


$ m
(%)
3,000
2,500
2,000
1,500
1,000
500
0
2,678
2,405
2,592
1.81
1.81
1.85
1.76
1.78
1.80
640
659
653
641
670
695
3
2
1
0
2002
2003
2004
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Net Interest Income
Net Interest Margin (%)

Net interest income grew 5% over second quarter 2004 to $695 million in second quarter 2005, or 10% higher if net interest income of DTDB was excluded from second quarter 2004. Compared to first quarter 2005, net interest income increased 4%.

- The increase in net interest income was largely due to growth in volume of interest bearing assets, as end-period customer loans grew 21% year-on-year and 11% over end March 2005.
- Net interest margin for second quarter 2005 was 1.80%, slightly lower than 1.81% for second quarter 2004 which had included higher net interest contribution from DTDB. Compared to first quarter 2005, net interest margin improved 2 basis points with more surplus funds deployed to higher yielding customer loans and debt securities.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Fee and commission income							
Stockbroking	**36**	44	(18)	47	**83**	113	(27)
Investment banking	**37**	22	68	23	**60**	48	25
Trade and remittances	**46**	42	10	39	**85**	79	8
Loan related	**55**	40	38	45	**100**	85	18
Guarantees	**6**	7	(14)	7	**13**	14	(7)
Deposit related	**19**	21	(10)	19	**38**	42	(10)
Credit card	**25**	21	19	18	**43**	43	-
Fund management	**19**	13	46	10	**29**	24	21
Wealth management	**37**	24	54	37	**74**	58	28
Others	**10**	11	(9)	8	**18**	19	(5)
Total	**290**	245	18	253	**543**	525	3
Dividend and rental income	**36**	44	(18)	13	**49**	58	(16)
Other income							
Net gain on treasury related activities	**27**	101	(73)	112	**139**	353	(61)
Net gain on investment securities	**40**	512	(92)	25	**65**	598	(89)
Net gain on fixed assets	**1**	3	(67)	3	**4**	5	(20)
Others	**3**	2	50	2	**5**	4	25
Total	**71**	618	(89)	142	**213**	960	(78)
Total non-interest income	**397**	907	(56)	408	**805**	1,543	(48)
Non-interest income as a percentage of operating income (%)	**36.4**	57.9		37.8	**37.1**	54.3	

Non-interest income in second quarter 2005 declined 3% to $397 million compared to both the second quarter 2004 (excluding the $497 million one-time gains) and first quarter 2005.

- Fee and commission income in the second quarter 2005 registered strong growth of 18% to $290 million compared to the same quarter last year, principally due to higher fees earned from loan related activities, wealth management and investment banking services. Compared to first quarter 2005, fee and commission income grew 15% despite lower stockbroking fees, and the increases came from investment banking, credit card, fund management and loan related fees.

- Dividend and rental income increased to $36 million for second quarter 2005.

- Other income declined to $71 million in second quarter 2005. This was a decline of 41% (excluding one-time gains) compared to second quarter 2004, and 50% decline from the previous quarter. Net gain on treasury activities was significantly lower in second quarter 2005 as market conditions remained difficult.

Operating Expenses

Table 3
Group Operating Expenses

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Staff costs	**253**	232	9	265	**518**	488	6
Occupancy expenses	**43**	46	(7)	43	**86**	92	(7)
Computerisation expenses	**71**	79	(10)	74	**145**	156	(7)
Revenue-related expenses	**44**	48	(8)	47	**91**	103	(12)
Others	**89**	89	-	82	**171**	171	-
Total operating expenses	**500**	494	1	511	**1,011**	1,010	-
Cost-to-income ratio (%)	**45.8**	31.5 [1/]		47.4	**46.6**	35.5 [1/]	
Staff headcount number (at period-end)	**12,090**	10,838		11,649	**12,090**	10,838	

Note:
1/ Income includes one-time gains of $497 million.

Operating expenses remained largely unchanged from both comparative quarters.

- Operating expenses for second quarter 2005 increased marginally by 1% to $500 million over second quarter 2004. Staff costs rose 9% arising from salary increments and increased headcount, offset by lower computerisation and revenue-related expenses. Revenue-related expenses were lower as commission expenses paid declined in tandem with business volume.
- Compared to first quarter 2005, operating expenses fell 2%.
- Staff headcount at end June 2005 was 12,090, a 4% increase over end March 2005.

Provision Charge

Table 4
Group Provision Charge

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Specific provision ("SP")							
Loans							
Singapore	**26**	13	100	22	**48**	30	60
Hong Kong	**10**	24	(58)	12	**22**	42	(48)
Other countries	**15**	(10)	NM	10	**25**	(15)	NM
Sub-Total	**51**	27	89	44	**95**	57	67
Securities, properties and other assets	**9**	14	(36)	4	**13**	15	(13)
Total Specific provision	**60**	41	46	48	**108**	72	50
General provision	**21**	(27)	NM	15	**36**	(7)	NM
Total provision charge	**81**	14	>100	63	**144**	65	>100
SP (loans) / Average loan (basis point)	**27**	16		25	**25**	17	

NM: Not meaningful

Total provision charge for second quarter 2005 was $81 million, compared to $14 million for second quarter 2004 and $63 million for first quarter 2005.

- Specific provision charge for loans in second quarter 2005 increased 89% to $51 million compared to the same quarter last year. This was mainly due to lower charge in second quarter 2004 arising from loan recoveries. Compared to first quarter 2005, specific provision charge for loans increased 16%. For the above comparative periods, the increase in specific provisions came from loans in Singapore and overseas branches.
- General provision charge for second quarter 2005 was $21 million, compared to a $27 million write-back in second quarter 2004 when special general provisions was released following the DTDB merger.

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Total assets	**183,674**	182,239	175,438	168,070
Customer loans [1/]	**78,712**	71,055	69,659	65,048
Customer deposits	**115,933**	115,931	113,206	108,179
Loan-to-deposit ratio (%)	**67.9**	61.3	61.5	60.1
Loan and non-trading debt securities-to-deposit ratio (%)	**88.7**	81.4	82.0	81.0

Note:
1/ After deducting cumulative provisions.

At June 30, 2005, total assets were $183.7 billion.

- Compared to end March 2005, customer loans grew 11% to $78.7 billion, with increases registered across all sectors. Customer deposits remained stable at $115.9 billion.
- The Group's loan-to-deposit ratio improved to 67.9% at end June 2005. Including non-trading debt securities, the ratio of loan and non-trading debt securities to deposits was 88.7%.

Asset Quality

Exhibit 2
Group Non-Performing Loans


($ m)
(%)
6,000
4,000
2,000
0
10
5
0
-5
-10
6.1
5.2
2.5
4.6
3.0
2.6
2.6
2.4
2.2
4,224
3,780
1,919
3,359
2,162
1,934
1,919
1,928
1,896
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
S'pore
Rest of Greater China
Rest of the World
NPL/Loans %
Hong Kong (HK)
South and Southeast Asia
DTDB

Table 6
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Singapore	**2.1**	2.3	2.2	2.4
Hong Kong	**1.8**	1.8	2.0	2.3
South and Southeast Asia	**4.6**	5.5	6.3	14.6
Rest of Greater China	**2.8**	3.6	5.0	9.1
Rest of the World	**2.7**	4.3	4.6	4.7

Note:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

- Non-performing loans ("NPLs") continued to trend downwards to $1.9 billion at end June 2005. Out of the $1.9 billion NPLs, $0.6 billion or 30% were restructured NPLs.
- Singapore NPLs were $1 billion and accounted for 53% of the Group's NPLs, while Hong Kong NPLs of $0.5 billion accounted for 25%.
- The ratio of NPLs to the total non-bank loans ("NPL rate") further improved from 2.4% at end March 2005 to 2.2% at end June 2005. NPL rates across countries were either stable or improved.

Loan Grading

Of the total $1.9 billion NPLs at end June 2005, 71% were classified as substandard, 11% as doubtful and the remaining 18% in the loss category. 53% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end June 2005 were 201.4% of unsecured NPLs, and 94.1% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$m
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
1,896
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$m
(%)
2,500
2,387
186.4
1,701
2,271
1,819
1,752
201.6
201.4
1,701
1,736
1,784
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Jun 30, 2005 NPLs	Jun 30, 2005 Specific provisions	Mar 31, 2005 NPLs	Mar 31, 2005 Specific Provisions	Dec 31, 2004 NPLs	Dec 31, 2004 Specific Provisions	Jun 30, 2004 NPLs	Jun 30, 2004 Specific provisions
Substandard	**503**	**96**	531	106	351	34	416	41
Doubtful	**19**	**19**	11	11	10	10	19	17
Loss	**45**	**45**	45	44	58	58	77	76
Total	**567**	**160**	587	161	419	102	512	134

Table 8
Group Customer Loans

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Gross	**80,172**	72,453	71,021	66,588
Less:				
Specific provisions	**576**	573	557	655
General provisions	**884**	825	805	885
Net total	**78,712**	71,055	69,659	65,048
Analysed by Industry				
Manufacturing	**8,275**	7,697	7,268	6,262
Building & Construction	**9,009**	8,725	6,902	7,847
Housing Loans	**25,291**	24,412	24,091	23,089
General Commerce	**8,383**	7,486	7,297	6,547
Transportation, Storage & Communications	**6,636**	5,203	5,259	5,122
Financial Institutions, Investment & Holding Companies	**9,226**	6,212	7,467	5,038
Professionals & Private Individuals (except Housing Loans)	**7,090**	7,047	7,038	7,240
Others	**6,262**	5,671	5,699	5,443
Total (Gross)	**80,172**	72,453	71,021	66,588
Analysed by Currency and Fixed / Variable Rates				
Fixed rate [1/]				
Singapore dollar	**9,804**	10,235	10,046	9,424
Hong Kong dollar	**464**	498	458	245
US dollar	**109**	218	82	1
Others	**240**	241	342	187
Sub-total	**10,617**	11,192	10,928	9,857
Variable rate [2/]				
Singapore dollar	**26,177**	24,184	23,899	21,577
Hong Kong dollar	**23,639**	22,557	21,432	21,434
US dollar	**14,890**	10,612	10,464	10,028
Others	**4,849**	3,908	4,298	3,692
Sub-total	**69,555**	61,261	60,093	56,731
Total (Gross)	**80,172**	72,453	71,021	66,588

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Table 9
Total Group Deposits

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Deposits of non-bank customers	**115,933**	115,931	113,206	108,179
Deposits and balances of banks	**12,053**	13,708	10,939	10,286
Total	**127,986**	129,639	124,145	118,465

Table 10
Group Customer Deposits

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Analysed by Currency				
Singapore dollar	**62,916**	65,046	62,052	59,654
US dollar	**23,527**	24,071	23,709	22,490
Hong Kong dollar	**18,540**	18,180	17,900	16,828
Others	**10,950**	8,634	9,545	9,207
Total	**115,933**	115,931	113,206	108,179
Analysed by Product				
Savings accounts (include S$ autosave)	**46,817**	48,823	49,697	48,659
Current accounts	**12,470**	13,077	11,694	11,506
Fixed deposits	**50,640**	48,839	45,767	42,264
Other deposits	**6,006**	5,192	6,048	5,750
Total	**115,933**	115,931	113,206	108,179

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio


(%)
20
15
10
5
0
15.5
15.1
15.8
14.5
15.6
15.4
15.8
15.3
14.7
5.2
4.6
4.5
4.1
4.0
3.6
4.5
4.4
4.1
Dec 02
Dec 03
Dec 04 1/
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Tier 1
Tier 2

At June 30, 2005, the total Capital Adequacy Ratio ("CAR") for DBSH Group was 14.7% based on MAS capital framework (MAS Notice 637). Tier 1 CAR was 10.6%.

Table 11
Group Capital

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Tier 1 Capital				
Paid ordinary/preference shares	**1,561**	1,561	1,559	1,557
Disclosed reserves/others	**17,563**	17,197	17,146	16,806
Goodwill	**(6,931)**	(6,931)	(6,931)	(7,152)
	12,193	11,827	11,774	11,211
Tier 2 Capital				
Cumulative general provisions	**1,002**	971	971	914
Subordinated debts	**4,343**	4,416	4,371	3,571
Others	**(624)**	(613)	(674)	(657)
	4,721	4,774	4,668	3,828
Total Capital	**16,914**	16,601	16,442	15,039
Risk Weighted Assets	**114,845**	108,847	103,987	96,641

Note:
1/ With effect from 2004, ratios were computed based on MAS Notice 637. Comparatives for 2003 and before were not restated and were computed using the Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Properties	751	734	653	538
Quoted investments	40	60[1/]	531	182
Total	791	794	1,184	720

Note:
1/ The decline in unrealised valuation surpluses of quoted investments from end December 2004 was mainly due to the recognition of fair value changes in available-for-sale investments in balance sheet reserves with the adoption of FRS 39 from January 1, 2005.

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the financial statements amounted to $0.8 billion at end June 2005.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for second quarter 2005 over second quarter 2004 and for first half 2005 over first half 2004.

- **Consumer Banking**

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, loans and home finance, cards, payments and investment products.

Quarter-on-quarter, the increase in net profit after taxation ($48 million, 43%) was mainly due to higher net interest income resulting from increased deposit volumes and margins.

Year-on-year, the increase in net profit after taxation ($78 million, 34%) was mainly due to higher net interest income resulting from increased deposit volumes and margins.

- **Enterprise Banking**

Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

Net profit after taxation was in line with second quarter 2004.

Year-on-year, the increase in net profit after taxation ($5 million, 3%) was mainly attributable to strong loan and deposit growth.

- **Corporate and Investment Banking**

Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

Quarter-on-quarter, the increase in net profit after taxation ($2 million, 2%) was mainly due to higher fee income from syndication and capital market activities.

Year-on-year, the decrease in net profit after taxation ($35 million, 16%) was mainly due to higher provisions including general provisions on higher customer loan volumes.

The other segments of the analysis are:

- **Global Financial Markets**

Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments.

Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services including research, sales and trading for institutional, corporate and private clients and share placement.

Quarter-on-quarter, the decrease in net profit after taxation ($9 million, 15%) was largely due to lower gains from foreign exchange, equity and interest rate products.

Year-on-year, the decrease in net profit after taxation ($205 million, 65%) was largely due to lower gains from foreign exchange, equity and interest rate products.

- **Central Treasury Unit**

Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Quarter-on-quarter, the decrease in net profit after taxation ($37 million, 54%) was due to lower gapping income resulting from flattening of interest rate yield curves.

Year-on-year, the decrease in net profit after taxation ($77 million, 52%) was due to lower gapping income resulting from flattening of interest rate yield curves and first quarter 2004 benefiting from profit on sales of bonds.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

The decrease in net profit after taxation was largely due to one-time gains of $497 million from the sale of the Group's stake in DBS Thai Danu Bank Public Company Limited and Wing Lung Bank in second quarter 2004 and first half 2004.

The following table analyses the results, total assets and total liabilities by business segments:

Table 13
Group Business Segments (2nd Qtr 2005)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	423	178	230	143	55	63	1,092
Operating profit before provisions and goodwill amortisation	203	109	153	49	47	31	592
Net profit before taxation and goodwill amortisation	198	83	128	62	45	17	533
Taxation	(39)	(15)	(20)	(12)	(14)	21	(79)
Net profit after taxation and before goodwill amortisation	159	68	108	50	31	25	441
Goodwill amortisation							-
Net profit attributable to equity holders of the parent							441
Other Information							
Total assets before goodwill	30,068	18,251	30,544	71,125	23,225	3,530	176,743
Goodwill							6,931
Total assets							183,674
Total liabilities	66,995	16,822	13,876	44,073	2,122	21,614	165,502
Capital expenditure	3	3	2	6	2	10	26
Depreciation	7	4	1	5	2	20	39

Group Business Segments (2nd Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	390	185	190	167	95	539	1,566
Operating profit before provisions and goodwill amortisation	156	121	127	71	86	511	1,072
Net profit before taxation and goodwill amortisation	137	79	125	73	85	578	1,077
Taxation	(23)	(15)	(20)	(14)	(17)	(24)	(113)
Net profit after taxation and before goodwill amortisation	111	68	106	59	68	539	951
Goodwill amortisation							(110)
Net profit attributable to equity holders of the parent							841
Other Information							
Total assets before goodwill	27,422	15,229	23,429	68,193	24,134	2,511	160,918
Goodwill							7,152
Total assets							168,070
Total liabilities	64,022	13,954	11,253	40,268	2,609	18,876	150,982
Capital expenditure	4	2	1	3	1	16	27
Depreciation	8	4	1	4	2	20	39

Table 13
Group Business Segments (1st Half 2005)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	840	360	403	314	101	152	2,170
Operating profit before provisions and goodwill amortisation	397	224	255	111	86	86	1,159
Net profit before taxation and goodwill amortisation	383	184	214	137	89	42	1,049
Taxation	(74)	(33)	(36)	(26)	(17)	16	(170)
Net profit after taxation and before goodwill amortisation	309	151	178	111	72	32	853
Goodwill amortisation							-
Net profit attributable to equity holders of the parent							853
Other Information							
Total assets before goodwill	30,068	18,251	30,544	71,125	23,225	3,530	176,743
Goodwill							6,931
Total assets							183,674
Total liabilities	66,995	16,822	13,876	44,073	2,122	21,614	165,502
Capital expenditure	10	4	3	8	2	20	47
Depreciation	15	8	2	10	4	38	77

Group Business Segments (1st Half 2004)

In $ millions	Consumer Banking	Enterprise Banking	Corporate and Investment Banking	Global Financial Markets	Central Treasury Unit	Central Operations	Total
Operating income	778	369	367	576	203	549	2,842
Operating profit before provisions and goodwill amortisation	335	243	245	367	185	457	1,832
Net profit before taxation and goodwill amortisation	286	173	252	373	185	532	1,801
Taxation	(51)	(33)	(40)	(56)	(36)	(16)	(232)
Net profit after taxation and before goodwill amortisation	231	146	213	316	149	488	1,543
Goodwill amortisation					-		(220)
Net profit attributable to equity holders of the parent							1,323
Other Information							
Total assets before goodwill	27,422	15,229	23,429	68,193	24,134	2,511	160,918
Goodwill							7,152
Total assets							168,070
Total liabilities	64,022	13,954	11,253	40,268	2,609	18,876	150,982
Capital expenditure	8	5	1	6	2	19	41
Depreciation	17	8	3	10	4	40	82

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions. The total assets, operating income and net profit are stated after elimination of inter-group assets and revenues.

Table 14
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating income	Distribution (%)	Year-to-date Net profit	Distribution (%)
Jun 30, 2005						
Singapore	117,853	67	1,398	64	587	69
Hong Kong	42,173	24	603	28	239	28
Rest of Greater China	4,791	2	42	2	(2)	(0)
South and Southeast Asia	3,433	2	71	3	38	4
Rest of the World	8,493	5	56	3	(9)	(1)
Sub-total	176,743	100	2,170	100	853	100
Goodwill	6,931		-		-	
Total	183,674		2,170		853	
Jun 30, 2004						
Singapore	108,098	67	1,934	68	1,144	74 [1/]
Hong Kong	40,041	25	711	25	311	20 [1/]
Rest of Greater China	5,199	3	34	1	15	1
South and Southeast Asia[2/]	2,132	1	122	4	54	4
Rest of the World	5,448	4	41	2	19	1
Sub-total	160,918	100	2,842	100	1,543	100
Goodwill	7,152		-		(220)	
Total	168,070		2,842		1,323	

Note:
1/ Excluding one-time gains of $497 million, Singapore and Hong Kong's contribution to the Group net profit were 62% and 30% respectively.
2/ Year-to-date operating income and net profit include contributions from DTDB, which was deconsolidated on June 25, 2004.

DBSH Group operates in five main geographical areas :

- "**Singapore**", which includes operations generated in Singapore.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Rest of Greater China**", which includes branch operations in China and Taiwan.
- "**South and Southeast Asia**", which includes branch and subsidiary operations in India, Indonesia, Malaysia, Thailand and the Philippines.
- "**Rest of the World**", which are mainly branch operations in South Korea, Japan, United States and United Kingdom.

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current periods' presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Profit and Loss Account [1/]

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Interest income	**1,318**	1,006	31	1,177	**2,495**	1,966	27
Less: Interest expense	**623**	347	80	507	**1,130**	667	69
Net interest income	**695**	659	5	670	**1,365**	1,299	5
Fee and commission income	**290**	245	18	253	**543**	525	3
Dividend income	**29**	36	(19)	5	**34**	41	(17)
Rental income	**7**	8	(13)	8	**15**	16	(6)
Other income	**71**	618	(89)	142	**213**	961	(78)
Operating income	**1,092**	1,566	(30)	1,078	**2,170**	2,842	(24)
Less: Staff costs	**253**	232	9	265	**518**	488	6
Depreciation	**39**	39	-	38	**77**	82	(6)
Other operating expenses	**208**	223	(7)	208	**416**	440	(5)
Goodwill amortisation	**-**	110	NM	-	**-**	220	NM
Operating expenses	**500**	604	(17)	511	**1,011**	1,230	(18)
Operating profit before provisions	**592**	962	(38)	567	**1,159**	1,612	(28)
Less: Provision for loan losses and diminution in value of other assets	**81**	14	>100	63	**144**	65	>100
Operating profit	**511**	948	(46)	504	**1,015**	1,547	(34)
Add: Share of profits less losses of associated companies	**22**	19	16	12	**34**	34	-
Net profit before taxation	**533**	967	(45)	516	**1,049**	1,581	(34)
Less: Taxation	**74**	108	(31)	88	**162**	223	(27)
Share of taxation of associated companies	**5**	5	-	3	**8**	9	(11)
Net profit after taxation	**454**	854	(47)	425	**879**	1,349	35
Attributable to:							
Equity holders of the parent	**441**	841	(48)	412	**853**	1,323	(36)
Minority interest	**13**	13	-	13	**26**	26	-
	454	854	(47)	425	**879**	1,349	(35)

NM: Not meaningful
Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Balance Sheet as at [1/]

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Equity Attributable to Equity Holders of the Parent				
Share capital	**1,561**	1,561	1,559	1,557
Share premium account	**2,228**	2,223	2,208	2,181
Treasury shares	**(117)**	(117)	(126)	(132)
Non-distributable reserves	**6,868**	6,716	6,628	6,548
Revenue reserve	**6,500**	6,465	6,153	5,810
	17,040	16,848	16,422	15,964
Minority Interests	**1,132**	1,141	1,128	1,124
TOTAL EQUITY	**18,172**	17,989	17,550	17,088
LIABILITIES				
Deposits and balances of banks	**12,053**	13,708	10,939	10,286
Deposits and other accounts of non-bank customers	**115,933**	115,931	113,206	108,179
Bills payable	**491**	390	350	357
Current taxation	**641**	690	631	617
Deferred tax liabilities	**56**	61	62	72
Other liabilities	**21,273**	18,939	18,712	19,269
Other borrowings and debt securities in issue [2/]	**8,054**	7,806	7,624	6,826
- due within one year	**3,128**	3,145	3,145	2,354
- due after one year	**4,926**	4,661	4,479	4,472
Subordinated term debts (unsecured)	**7,001**	6,725	6,364	5,376
- due within one year	**-**	-	-	-
- due after one year	**7,001**	6,725	6,364	5,376
TOTAL EQUITY AND LIABILITIES	**183,674**	182,239	175,438	168,070
OFF BALANCE SHEET ITEMS				
Contingent liabilities	**8,552**	7,633	8,529	7,458
Commitments	**79,387**	75,964	70,774	67,870
Financial derivatives	**1,576,375**	1,570,828	1,518,507	1,549,064

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
ASSETS				
Cash, and balances and placements with central banks	**10,080**	9,935	10,479	7,088
Singapore Government securities and treasury bills	**11,626**	11,470	11,194	13,627
Trading securities	**16,788**	14,347	11,695	11,431
Balances, placements with, and loans and advances to banks	**17,529**	27,851	25,169	24,829
Bills receivable from non-bank customers	**3,042**	2,629	2,333	1,939
Loans and advances to non-bank customers	**75,670**	68,426	67,326	63,109
Investment securities	**25,370**	24,420	24,208	23,738
Associated companies	**520**	513	491	525
Goodwill	**6,931**	6,931	6,931	7,152
Fixed assets	**1,786**	1,785	1,798	1,856
Deferred tax assets	**70**	91	103	118
Other assets	**14,262**	13,841	13,711	12,658
TOTAL ASSETS	**183,674**	182,239	175,438	168,070

Notes:

1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

2/ Includes secured amount of $1,927 million as at June 30, 2005 (March 31, 2005: $1,826 million; December 31, 2004: $1,814 million; June 30, 2004: $1,497 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Balance Sheet of DBS Group Holdings Ltd as at [1/]

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
EQUITY				
Share capital	**1,561**	1,561	1,559	1,557
Share premium account	**2,228**	2,223	2,208	2,181
Capital redemption reserve	**28**	28	28	28
Share option plan reserve	**41**	37	35	22
Revenue reserve	**2,919**	2,999	3,000	3,000
TOTAL EQUITY	**6,777**	6,848	6,830	6,788
LIABILITIES				
Current liabilities	**6**	5	5	9
Deferred tax liabilities	**#**	#	#	#
TOTAL EQUITY AND LIABILITIES	**6,783**	6,853	6,835	6,797

In $ millions	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
ASSETS				
Balances, placements with, and loans and advances to non-bank customers	**3**	3	3	3
Subsidiary companies	**6,780**	6,850	6,832	6,794
TOTAL ASSETS	**6,783**	6,853	6,835	6,797

Other Information

	Jun 30 2005	Mar 31 2005	Dec 31 2004	Jun 30 2004
Net asset value per ordinary share ($)				
(i) Based on existing ordinary share capital	**4.49**	4.54	4.50	4.49
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**4.34**	4.39	4.36	4.35

Notes:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).
2/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Statement of Changes in Shareholders' Equity[1/]

In $ millions	Share Capital	Share Premium	Treasury Shares	Non-distributable Reserves	Revenue Reserve	Minority Interests	Total Equity
Balance at January 1, 2005	1,559	2,208	-	6,585	6,150	1,128	17,630
Adjustment due to change in accounting policies			(126)	43	3		(80)
Balance at January 1, 2005 (restated)	1,559	2,208	(126)	6,628	6,153	1,128	17,550
On adoption of FRS 39 at January 1, 2005				292	(100)		192
Exercise of share options pursuant to the DBSH Share Option Plan	2	18					20
Net exchange translation adjustments during the period				3			3
Share of associated companies' Capital Reserves				2			2
Cost of share-based payments		2	9	10			21
Net unrealised loss on financial instruments				(67)			(67)
Final and interim dividends paid on ordinary and preference shares					(406)		(406)
Dividends paid to minority interests						(26)	(26)
Change in minority interests						4	4
Net profit after taxation					853	26	879
Balance at June 30, 2005	**1,561**	**2,228**	**(117)**	**6,868**	**6,500**	**1,132**	**18,172**
Balance at January 1, 2004	1,556	2,171	-	6,499	4,670	1,125	16,021
Adjustment due to change in accounting policies			(138)	11	34		(93)
Balance at January 1, 2004 (restated)	1,556	2,171	(138)	6,510	4,704	1,125	15,928
Exercise of share options pursuant to the DBSH Share Option Plan	1	10					11
Net exchange translation adjustments during the period				4			4
Cost of share-based payments			6	16			22
Goodwill transferred on disposal of subsidiary company				18	(18)		-
Final dividends paid on ordinary and preference shares for the previous year					(199)		(199)
Dividends paid to minority interests						(27)	(27)
Net profit after taxation					1,323	26	1,349
Balance at June 30, 2004	1,557	2,181	(132)	6,548	5,810	1,124	17,088

Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd [1/]

In $ millions	Share Capital	Share Premium	Share Option Plan Reserve	Capital Redemption Reserve	Revenue Reserve	Total Equity
Balance at January 1, 2005	1,559	2,208	-	28	3,000	6,795
Adjustment due to change in accounting policies			35			35
Balance at January 1, 2005 (restated)	1,559	2,208	35	28	3,000	6,830
Exercise of share options pursuant to the DBSH Share Option Plan	2	18				20
Cost of share-based payments		2	6			8
Final and interim dividends paid on ordinary and preference shares					(406)	(406)
Net profit after taxation					326	326
Balance at June 30, 2005	**1,561**	**2,228**	**41**	**28**	**2,919**	**6,777**
Balance at January 1, 2004	1,556	2,171	-	28	3,001	6,756
Adjustment due to change in accounting policies			9			9
Balance at January 1, 2004 (restated)	1,556	2,171	9	28	3,001	6,765
Exercise of share options pursuant to the DBSH Share Option Plan	1	10				11
Cost of share-based payments			13			13
Final dividends paid on ordinary and preference shares for the previous year					(199)	(199)
Net profit after taxation					198	198
Balance at June 30, 2004	1,557	2,181	22	28	3,000	6,788

Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Unaudited Consolidated Cash Flow Statement [1/]

In $ millions	1st Half 2005	1st Half 2004
Cash flows from operating activities		
Net profit before taxation	**1,049**	1,581
Adjustments for non-cash items:		
Provision for loan losses and diminution in value of other assets	**144**	65
Depreciation of fixed assets	**77**	82
Goodwill amortisation	**-**	220
Share of profits of associated companies	**(34)**	(34)
Net gain on disposal of fixed assets	**(4)**	(5)
Net gain on disposal of investment securities	**(65)**	(598)
Operating profit before changes in operating assets & liabilities	**1,167**	1,311
Increase in:		
Deposits and other accounts of non-bank customers	**2,727**	3,572
Deposits and balances of banks	**1,114**	2,937
Other liabilities including bills payable	**2,695**	3,633
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**(432)**	(2,189)
Trading securities	**(5,093)**	(4,998)
Accounts receivable and other assets	**(367)**	(537)
Balances, placements with, and loans and advances to other banks	**7,640**	2,524
Loans and advances to non-bank customers including bills receivable	**(9,217)**	(4,026)
Tax Paid	**(187)**	(104)
Net cash generated from operating activities (1)	**47**	2,123
Cash flows from investing activities		
Dividends from associated companies	**24**	9
Purchase of fixed assets	**(47)**	(42)
Net increase in investment securities	**(1,104)**	(923)
Proceeds from sale of subsidiary	**-**	(69)
Proceeds from disposal of fixed assets	**18**	27
Net cash used in investing activities (2)	**(1,109)**	(998)
Cash flows from financing activities		
Increase/(Decrease) in share capital and share premium	**22**	11
Net increase in debt securities and borrowings	**1,067**	1,148
Dividends paid to shareholders of DBSH	**(406)**	(199)
Dividends paid to minority interests	**(26)**	(26)
Net cash generated from financing activities (3)	**657**	934
Exchange translation adjustments (4)	**6**	22
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	**(399)**	2,081
Cash, and balances and placements with central banks as at January 1	**10,479**	5,007
Cash, and balances and placements with central banks as at June 30	**10,080**	7,088

Note:
1/ Figures for prior periods have been restated to reflect the change in accounting policies (Appendix VI, note 4).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

There were 1,492,730,436 issued and fully paid-up ordinary shares at December 31, 2004. During the first half ended June 30, 2005, 1,741,920 ordinary shares were issued upon the exercise of executive share options, bringing the total outstanding number of ordinary shares to 1,494,472,356 at June 30, 2005. The weighted average number of ordinary shares was 1,493,766,428 for the first half ended June 30, 2005.

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between April 1, 2005 and June 30, 2005	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Jun 30, 2005	Mar 31, 2005	Jun 30, 2004
Conversion of non-voting CPS	-	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	515,230	46,156,505	47,944,623	50,936,683

2. Non-Performing Loans and Provisions

At June 30, 2005, DBSH Group's total non-performing loans ("NPLs") amounted to $1.896 billion. Out of the total NPLs, $1.010 billion or 53% were secured by collateral.

Details of DBSH Group's NPLs and provisions at June 30, 2005 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	1,013	473	207	61	142	1,896
- Substandard	697	359	104	35	142	1,337
- Doubtful	131	58	24	3	-	216
- Loss	185	56	79	23	-	343
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.0%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.1%	1.8%	4.6%	2.8%	2.7%	2.2%
Total Cumulative Provisions	967	436	163	64	154	1,784
- Specific provisions	389	146	100	36	45	716
- General provisions	578	290	63	28	109	1,068
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	95%	92%	79%	105%	109%	94%
- Unsecured NPLs in the respective countries	218%	236%	134%	119%	190%	201%

Note:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at March 31, 2005 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	979	457	221	63	208	1,928
- Substandard	689	333	121	34	208	1,385
- Doubtful	95	54	25	4	-	178
- Loss	195	70	75	25	-	365
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries 1/	2.3%	1.8%	5.5%	3.6%	4.3%	2.4%
Total Cumulative Provisions	936	448	162	61	129	1,736
- Specific provisions	384	152	99	36	29	700
- General provisions	552	296	63	25	100	1,036
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	96%	98%	73%	98%	62%	90%
- Unsecured NPLs in the respective countries	215%	265%	132%	109%	165%	202%

Details of DBSH Group's NPLs and provisions at December 31, 2004 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	958	471	218	73	199	1,919
- Substandard	674	341	107	39	199	1,360
- Doubtful	80	51	23	15	-	169
- Loss	204	79	88	19	-	390
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries 1/	2.2%	2.0%	6.3%	5.0%	4.6%	2.5%
Total Cumulative Provisions	905	443	150	67	136	1,701
- Specific provisions	359	159	97	44	28	686
- General provisions	546	284	53	23	108	1,015
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.1%	0.0%	0.1%	1.0%
- NPLs in the respective countries	94%	94%	69%	91%	69%	89%
- Unsecured NPLs in the respective countries	221%	257%	125%	99%	95%	186%

Note:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

2. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at June 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	South and Southeast Asia	Rest of Greater China	Rest Of the World	Total
Non-Performing Loans	965	544	401	122	150	2,182
- *Substandard*	672	389	282	87	150	1,580
- Doubtful	97	46	29	15	-	187
- Loss	196	109	90	20	-	415
NPLs as a % of Group total assets	0.6%	0.3%	0.2%	0.1%	0.1%	1.3%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	2.4%	2.3%	14.6%	9.1%	4.7%	3.0%
Total Cumulative Provisions	773	425	339	110	172	1,819
- Specific provisions	382	182	155	56	19	794
- General provisions	391	243	184	54	153	1,025
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.2%	0.1%	0.1%	1.1%
- NPLs in the respective countries	80%	78%	85%	90%	114%	83%
- Unsecured NPLs in the respective countries	188%	214%	117%	97%	114%	156%

Note:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In $ millions	June 30, 2005 NPLs	June 30, 2005 Specific Provisions	March 31, 2005 NPLs	March 31, 2005 Specific Provisions	December 31, 2004 NPLs	December 31, 2004 Specific Provisions	June 30, 2004 NPLs	June 30, 2004 Specific Provisions
Customer loans								
Manufacturing	**449**	**190**	406	172	365	175	583	234
Building and Construction	**161**	**38**	177	55	237	58	251	57
Housing Loans	**248**	**65**	242	67	253	67	253	74
General Commerce	**245**	**110**	238	98	186	75	187	93
Transportation, Storage and Communications	**33**	**11**	25	9	27	10	45	4
Financial Institutions, Investment and Holding Companies	**189**	**53**	193	56	201	58	128	45
Professionals and Private Individuals (except Housing Loans)	**237**	**111**	245	108	239	105	219	100
Others	**173**	**69**	244	72	255	78	351	103
Sub-total	**1,735**	**647**	1,770	637	1,763	626	2,017	710
Debt securities	**127**	**51**	138	53	138	52	145	65
Contingent items	**34**	**18**	20	10	18	8	20	19
Total	**1,896**	**716**	1,928	700	1,919	686	2,182	794

Analysis of Non-Performing Loans by Period Overdue

In $ millions	June 30, 2005	March 31, 2005	December 31, 2004	June 30, 2004
Non-default	**675**	800	744	682
Default loans	**1,221**	1,128	1,175	1,500
Less than 3 months	**411**	303	339	387
3 to 6 months	**169**	143	157	172
Over 6 months	**641**	682	679	941
Total	**1,896**	1,928	1,919	2,182

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Value at Risk and Trading Income

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from July 1, 2004 to June 30, 2005.

In $ millions	As at June 30, 2005	July 1, 2004 to June 30, 2005		
		Average	High 1/	Low 1/
Interest rate	26.7	28.7	39.6	22.9
FX	11.1	5.9	15.6	2.7
Equity	4.5	6.4	14.6	3.1
Diversification effect	(17.9)	(14.7)	-	-
Total	24.4	26.3	35.1	20.7

Note:
1/ The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from July 1, 2004 to June 30, 2005.


Group VaR for Trading Book
No. of Days
45
40
35
30
25
20
15
10
5
0
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
VaR ($ millions)


Daily Distribution of Group Trading Income
No. of Days
60
50
40
30
20
10
0
>(22)-(20)
>(20)-(18)
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
Trading Income ($ millions)

4. Change in Accounting Policies

a. In second quarter 2005, DBSH Group changed its accounting policy for investments in joint venture companies. These investments are accounted for by proportionate consolidation, whereby the Group's share of joint venture companies' income and expenses, assets and liabilities are included in the consolidated financial statements on a line-by-line basis. The change better reflects the substance and economic reality of the Group's interests in joint venture companies. Prior to the change, the equity method of accounting was adopted. The accounting policy change has been applied retrospectively, and the comparable financial results have been restated to conform to the new policy. There was no impact on after tax profits and retained earnings. The impact on a line-by-line basis was also not material.

b. In addition, the Council on Corporate Disclosure and Governance ("CCDG") adopted several new and revised Financial Reporting Standards ("FRS"), which are effective January 1, 2005 for DBSH Group, including:

- FRS 39 Financial Instruments: Recognition and Measurement (revised)
- FRS 102 Share-based Payment
- FRS 103 Business Combinations
- Interpretation of FRS ("INT FRS") 12 Consolidation – Special Purpose Entities (revised)
- FRS 1 Presentation of Financial Statements (revised)

Except for the prospective application of FRS 39 and FRS 103, the other accounting standard changes are applied retrospectively, with the comparative financial results restated to conform to the new accounting standards.

The financial impact of the changes in accounting policies are as follows:

Financial Reporting Standards ("FRS") 39, Financial Instruments: Recognition and Measurement

The implementation of FRS 39 had a significant impact on certain financial assets and liabilities. An opening adjustment was made, representing unrealised gains or losses on certain financial assets and financial liabilities including derivatives to be measured at fair value on January 1, 2005. The differences between carrying amount and fair value were adjusted to revaluation and revenue reserves.

FRS 39 is applied prospectively, and the comparative figures for 2004 are not restated as prescribed by the Standard. On January 1, 2005, the following transitional adjustments were made:

In $ millions	**Revaluation reserves as at January 1, 2005**	**Revenue reserves as at January 1, 2005**	**Total**
+/(-)	$'m	$'m	$'m
Fair valuation of:			
- Investments (bonds and equities)	292	29	321
- Derivatives	-	(123)	(123)
	292	(94)	198
Hedge accounting	-	(6)	(6)
	292	(100)	192

Note:
1/ Figures above are shown net of taxes.

FRS 102, Share-based Payment

FRS 102 requires an expense to be recognised where DBSH Group pays for goods or services using shares or other equity instruments (equity-settled transactions), or using other assets equivalent in value to a given number of shares or other equity instruments (cash-settled transactions).

DBSH Group is required to expense off share options and shares awarded to staff and directors under its share-based incentive plans (namely DBSH Share Option Plan; DBSH Performance Share Plan; DBSH Employee Share Plan) with a corresponding increase in equity. This resulted in reductions of $10 million and $32 million to revenue reserves, and increases in equity by $11 million and $43 million as at January 1, 2004 and as at January 1, 2005 respectively. The impact on staff costs for the first two quarters of 2005 was $10 million each and for second quarter 2004, $6 million; they do not have a material impact to the basic and diluted EPS for the respective periods.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

FRS 103, Business Combinations

The effect of the adoption of FRS 103 is that upon acquisition of subsidiaries or business undertakings, DBSH Group will include items like intangible assets and contingent liabilities as part of the identifiable assets and liabilities acquired, at their fair values as at the acquisition date. There were no major acquisitions by DBSH Group in first half 2005.

Additionally, the adoption of FRS 103 requires DBSH Group to cease goodwill amortisation to the profit and loss account. Goodwill should also be reviewed for impairment annually (unless an event occurs during the year which requires the goodwill to be tested more frequently) in accordance with FRS 36, "Impairment of Assets" (revised in 2004), from January 1, 2005 onwards. The cessation of goodwill amortisation has resulted in cost savings of $110 million each in the first two quarters of 2005.

Interpretation of FRS ("INT FRS") 12, Consolidation – Special Purpose Entities

The revised INT FRS 12 has been amended to mandate the consolidation of employee benefit trusts set up for the purpose of an entity's share-based payment arrangement(s). Arising from consolidation of these trusts, the DBSH shares held by the trusts will be accounted for as "Treasury Shares" in accordance with FRS 32 "Financial Instruments: Disclosure and Presentation". The impact of INT FRS 12 is as follows:

- the reversal of prior period provisions on Treasury Shares of $44 million and $35 million in revenue reserves as at January 1, 2004 and January 1, 2005 respectively.

- the recognition of $126 million of DBSH Group Holdings Ltd shares held by the employee benefit trusts for the purposes of DBSH Group's Performance Share Plan and Employee Share Plan as at January 1, 2005 (January 1, 2004: $138 million). These shares are netted against the equity of DBSH Group. Treasury Shares stand at $117 million as at March 31 and June 30, 2005.

FRS 1, Presentation of Financial Statements

The revised FRS 1 requires disclosure on the face of the income statement of the following:
- the profit or loss for the period, and
- the allocation of this amount between that attributable to minority interest and that attributable to equity holders of the parent.

A similar requirement has been added for the statement of changes in equity. FRS 1 also requires disclosure, on the face of the statement of changes in equity, of total income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interest.

The financial statements presented conform to the revised FRS 1 requirements.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Hong Kong Country Results

For second quarter 2005, net profit after taxation for Hong Kong operations on a Singapore GAAP basis declined 17% from second quarter 2004 and 2% from first quarter 2005 to $118 million mainly due to lower operating income and higher operating expenses, partially offset by lower provision charges.

- Net interest income was down 5% from second quarter 2004 mainly due to the narrower spread between the HKD Prime rate and HIBOR [1/], a run off in higher yielding assets and competitive price pressures on loan yields. This was partly offset by an increase in customer loans. Compared to first quarter 2005, net interest income was up 7% mainly due to increase in customer loans.

- Non-interest income declined by 25% from second quarter 2004. This is mainly due to marked-to-market losses on derivatives which do not qualify as hedges under FRS 39 and a decline in income from sales of treasury investment products. Compared to first quarter 2005, non-interest income declined 18% mainly due to gains from DBS Bank (Hong Kong) Limited for divestment of its stake in Banco de Oro Universal Bank, a bank in the Philippines, in first quarter 2005.

- Operating expenses were 8% higher compared to second quarter 2004 and 3% higher compared to first quarter 2005 mainly due to higher wage costs.

- Provision charge decreased 87% from second quarter 2004 reflecting the stronger economic environment and property market. The adoption of revised MAS Notice 612 resulted in a write-back of general provisions in the first and second quarter of 2005.

Profit and Loss Account (Based on Singapore Generally Accepted Accounting Principles)

In $ millions	2nd Qtr 2005	2nd Qtr 2004	+/(-) %	1st Qtr 2005	1st Half 2005	1st Half 2004	+/(-) %
Net interest income	**220**	231	(5)	205	425	464	(8)
Non-interest income	**80**	106	(25)	98	178	247	(28)
Operating income	**300**	337	(11)	303	603	711	(15)
Operating expenses	**(156)**	(145)	8	(152)	(308)	(292)	5
Operating profit before provisions	**144**	192	(25)	151	295	419	(29)
Provisions	**(4)**	(30)	(87)	(8)	(12)	(58)	(79)
Operating profit	**140**	162	(14)	143	283	361	(22)
Net profit before taxation	**140**	162	(14)	143	283	361	(22)
Net profit after taxation	**118**	142	(17)	121	239	311	(23)

Notes:
1/ HIBOR: Hong Kong Interbank Offer Rate